'
                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-114312

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 15, 2004

                       [REPUBLIC OF THE PHILIPPINES LOGO]

                                 US$700,000,000

                          REPUBLIC OF THE PHILIPPINES

                         10.625% GLOBAL BONDS DUE 2025
                             ----------------------
The Republic will pay interest on the global bonds each March 16 and September
16. The first interest payment on the global bonds will be made on March 16, 2005. The global bonds will constitute a further issuance of, are fungible with and are consolidated and form a single series with, the 10.625% Global Bonds due 2025 issued by the Republic on March 16, 2000 and the 10.625% Global Bonds due 2025 issued by the Republic on October 23, 2003. The total principal amount of the previously issued global bonds and the global bonds now being issued is $2,000,000,000. The Republic may not redeem the global bonds prior to their maturity.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

The global bonds are being offered globally for sale in the jurisdictions where it is lawful to make such offers and sales. We have applied to list the global bonds on the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditioned on obtaining the listing.

The Republic expects to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, societe anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, on or about September 17, 2004.

                                                     PER BOND       TOTAL
                                                     --------    ------------
Price to investors(1).............................   106.25%     $743,750,000
Underwriting discounts and commissions............     0.12%     $    840,000
Proceeds, before expenses, to the Republic........   106.13%     $742,910,000

---------------

     (1) Plus accrued interest from and including September 16, 2004. Purchasers of the global bonds will be entitled to receive the regular semi-annual interest payment due on March 16, 2005.

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   Joint Lead Managers and Joint Bookrunners

CREDIT SUISSE    DEUTSCHE BANK SECURITIES      JPMORGAN
   FIRST BOSTON

                             ----------------------
The date of this prospectus supplement is September 8, 2004.

                                     [MAP]

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGES
-------------------------------------  -----
INTRODUCTORY STATEMENTS..............    S-3
SUMMARY OF THE OFFERING..............    S-5
USE OF PROCEEDS......................    S-8
RECENT DEVELOPMENTS..................    S-9
DESCRIPTION OF THE GLOBAL BONDS......   S-18
GLOBAL CLEARANCE AND SETTLEMENT......   S-21
TAXATION.............................   S-24
UNDERWRITING.........................   S-26
LEGAL MATTERS........................   S-29
GENERAL INFORMATION..................   S-29

             PROSPECTUS                PAGES
-------------------------------------  -----
CERTAIN DEFINED TERMS AND
  CONVENTIONS........................      2
FORWARD LOOKING STATEMENTS...........      2
DATA DISSEMINATION...................      3
USE OF PROCEEDS......................      3
PROSPECTUS SUMMARY...................      4
REPUBLIC OF THE PHILIPPINES..........      9
DESCRIPTION OF THE SECURITIES........     85
COLLECTIVE ACTION SECURITIES.........     96
TAXATION.............................    100
PLAN OF DISTRIBUTION.................    108
VALIDITY OF THE SECURITIES...........    109
AUTHORIZED REPRESENTATIVE IN THE
  UNITED STATES......................    109
EXPERTS; OFFICIAL STATEMENTS AND
  DOCUMENTS..........................    109
FURTHER INFORMATION..................    109
DEBT TABLES OF THE REPUBLIC OF THE
  PHILIPPINES........................    T-1

                            ------------------------

     YOU SHOULD READ THIS PROSPECTUS SUPPLEMENT ALONG WITH THE ATTACHED PROSPECTUS THAT ACCOMPANIES IT. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AS APPLICABLE. TERMS USED HEREIN BUT NOT OTHERWISE DEFINED SHALL HAVE THE MEANING GIVEN TO THEM IN THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                            INTRODUCTORY STATEMENTS

     The Republic accepts responsibility for the information contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

     The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See "Description of the Securities -- Description of the Debt Securities -- Jurisdiction and Enforceability" in the accompanying prospectus.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of the offering of the bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see "Underwriting" on page S-26.

Unless otherwise indicated, all references in this prospectus supplement to "Philippine pesos", "pesos" or "P" are to the lawful national currency of the Philippines, those to "dollars", "US dollars", "US$" or "$" are to the lawful currency of the United States of America and those to "SDR" are to Special Drawing Rights of the International Monetary Fund.

All references in this prospectus supplement to (a) the "Republic" or the "Philippines" are to the Republic of the Philippines, (b) the "Government" are to the national government of the Philippines, (c) the "administration" are to the current administration of President Gloria Macapagal-Arroyo and (d) "Bangko Sentral" are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

                            SUMMARY OF THE OFFERING

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the prospectus to which it relates.

ISSUER........................   Republic of the Philippines.

BONDS.........................   $700,000,000 aggregate principal amount of
                                 10.625% global bonds due 2025. The global bonds constitute a further issuance of, and upon issuance will be fungible with and consolidated and form a single series with, the 10.625%
                                 Global Bonds due 2025 issued by the Republic on March 16, 2000, in the amount of $1,000,000,000 and the 10.625% Global Bonds due 2025 issued by the Republic on October 23, 2003 in the amount of $300,000,000. Upon issuance, the global bonds will rank pari passu with the previously issued global bonds in all respects. The total principal amount of the previously issued global bonds and the global bonds now being issued is $2,000,000,000.

INTEREST......................   The global bonds will bear interest at 10.625%
                                 per annum from September 16, 2004, payable semi-annually in arrears.

INTEREST PAYMENT DATES........   March 16 and September 16 of each year,
                                 commencing on March 16, 2005, payable to the persons who are registered holders thereof at the close of business on the preceding March 1 or September 1, as applicable, whether or not a business day.

ISSUER REDEMPTION.............   The Republic may not redeem the global bonds
                                 prior to maturity.

STATUS OF BONDS...............   The global bonds will be direct, unconditional,
                                 unsecured and general obligations of the Republic. Except as otherwise described, the global bonds will at all times rank at least equally with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See "Description of the Securities -- Description of Debt Securities --
                                 Status of Bonds" in the accompanying
                                 prospectus.

NEGATIVE PLEDGE...............   With certain exceptions, the Republic has
                                 agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness
                                 (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public
                                 Indebtedness. The international reserves of
                                 Bangko Sentral ng Pilipinas ("Bangko Sentral") represent substantially all of the official gross international reserves of the Republic.
                                 Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the international reserves owned by Bangko
                                 Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko
                                 Sentral could in the future incur External
                                 Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See "Description of the Securities -- Description of Debt
                                 Securities -- Negative Pledge Covenant" in the accompanying prospectus.

TAXATION......................   The Republic will make all payments of
                                 principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required. See "Description of the
                                 Securities -- Description of Debt Securities --
                                 Additional Amounts" in the accompanying
                                 prospectus. For a description of certain United
                                 States tax aspects of the global bonds, see
                                 "Taxation -- United States Tax Considerations" in the accompanying prospectus, and
                                 "Taxation -- United States Taxation".

CROSS-DEFAULTS................   Events of default with respect to the global
                                 bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External
                                 Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See
                                 "Description of the Securities -- Description of the Debt Securities -- Events of Default:
                                 Cross Default and Cross Acceleration" in the accompanying prospectus.

LISTING.......................   The Republic is offering the global bonds for
                                 sale in the United States and elsewhere where such offer and sale is permitted. The Republic has applied to have the global bonds listed and traded in accordance with the rules of the Luxembourg Stock Exchange. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditioned on obtaining the listing.

FORM, DENOMINATION AND
REGISTRATION..................   The global bonds will be issued in fully
                                 registered form in denominations of $1,000 and integral multiples thereof. The global bonds will be represented by one or more global securities registered in the name of a depositary, its nominee or a custodian.
                                 Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds.
                                 See "Description of the
                                 Securities -- Description of the Debt
                                 Securities -- Global Securities" in the
                                 accompanying prospectus.

FURTHER ISSUES................   The Republic may from time to time, without
                                 notice to or the consent of the registered holders of global bonds, issue further bonds which will form a single series with the global bonds. See "Description of the
                                 Securities -- Description of the Debt
                                 Securities -- Further Issues of Debt
                                 Securities" in the accompanying prospectus, and "Description of the Global Bonds -- Further
                                 Issues".

USE OF PROCEEDS...............   The Republic intends to use the net proceeds
                                 from the sale of the global bonds to provide capital to National Power Corporation for its use in meeting its financing requirements and for the general purposes of the Republic, including budgetary support.

FISCAL AGENT..................   JPMorgan Chase Bank.

GOVERNING LAW.................   The fiscal agency agreement and the global
                                 bonds will be governed by and interpreted in accordance with the laws of the State of New
                                 York. The laws of the Republic will govern all matters governing authorization and execution of the global bonds by the Republic.

                                USE OF PROCEEDS

     The Republic intends to use the net proceeds from the sale of the global bonds to provide capital to National Power Corporation for its use in meeting its financing requirements and for the general purposes of the Republic, including budgetary support.

                              RECENT DEVELOPMENTS

     The information in this section supplements the information about the Republic that is included in the accompanying prospectus dated April 15, 2004.

RECENT POLITICAL DEVELOPMENTS

  RECENT NATIONAL ELECTION RESULTS

     On May 10, 2004, national elections were held for the positions of President, Vice President, twelve Senators, more than 200 Representatives and all local government posts (excluding Barangay officials). On June 24, 2004, pursuant to the Constitution, the joint session of Congress declared Gloria Macapagal-Arroyo and Noli de Castro as President-elect and Vice President-elect, respectively. They began their six-year terms on June 30, 2004.

     Both Mrs. Arroyo and Mr. de Castro are members of the ruling Lakas-CMD coalition. The ruling coalition enlarged its majority in both the Senate and the House of Representatives in the new Congress which convened on July 26, 2004. Certain opposition candidates, including defeated presidential candidate Fernando Poe, Jr., are questioning the election results, alleging fraud and disenfranchisement of voters. On July 23, 2004, Mr. Poe petitioned the Philippine Supreme Court, acting in its capacity as the Presidential Electoral Tribunal, to order a recount of approximately 60% of votes cast nationwide. In response, President Arroyo and Vice-President de Castro have asked the tribunal to dismiss the petition for lack of merit.

  ARROYO ADMINISTRATION POLICY

     On June 28, 2004, President Arroyo announced a ten-point agenda of policy priorities for her new six-year term in office. The President's agenda includes the following goals:

     - creating six to ten million jobs in six years through increased support for entrepreneurs, increased lending to small and medium enterprises and the development of one to two million hectares of land for agriculture;

     - improving education through the construction of new classrooms, the provision of books and supplies for students and scholarships to poor families;

     - balancing the Government budget;

     - spreading the benefits of economic growth through expanded transportation networks and digital infrastructure;

     - providing electricity and water to local communities across the country;

     - alleviating congestion in Metro Manila by establishing new government and housing centers in other regions;

     - developing the Clark Special Economic Zone and the Subic Bay Freeport Area as international service and logistics centers;

     - automating the electoral process;

     - completing the peace process with rebel groups in the Philippines; and

     - promoting reconciliation among opposing political movements.

     Concurrently with President Arroyo's ten-point agenda, the National Economic and Development Authority ("NEDA") announced the elements of the National Development Agenda intended to sustain economic expansion in the Philippines and reduce poverty. The specific goals announced include:

     - achieving a balanced budget by 2009;

     - managing inflation by enhancing agricultural productivity and increasing energy independence;

     - improving logistical efficiency through reforms in energy supply, shipping, telecommunications, and transportation and increased investment in infrastructure;

     - supporting the growth of information technology, electronics, mining, automobile manufacturing, shipbuilding, tourism, medical services, agribusiness, housing and small and medium enterprises;

     - enhancing social justice and alleviating poverty in Mindanao and other areas affected by political conflict and economic isolation; and

     - improving governance and reducing political discord.

     On July 26, 2004, President Arroyo gave her State of the Nation Address. In it, she announced that her administration would pursue five key reform packages, including:

     - job creation through economic growth, stimulated by reducing the fiscal deficit through reducing government costs and raising revenue;

     - reduction and elimination of corruption through good government, including implementing judicial reforms, strengthening the role of ombudsmen, and reducing government inefficiency;

     - improvement in social justice and basic needs through environmental reforms and promotion of the agribusiness sector;

     - expansion of technical and vocational training, and English and science learning; and

     - achievement of energy independence and savings by securing sufficient production and distribution of energy through the privatization of National Power Corporation's power generating facilities and transmission lines.

     As part of its economic growth agenda, the Government has announced a fiscal consolidation program that aims to achieve a balanced budget by 2009 and reduce the consolidated public sector deficit to GDP to 6% in 2005 and 3% by 2009. The Government has proposed a number of legislative and administrative measures intended to generate approximately P100 billion in additional revenues and savings per year (based on current levels of revenues and expenditures), including:

     - tax measures such as the indexation of taxes on tobacco and alcohol, an increase in excise taxes and duties on petroleum products, incremental increases in value-added taxes, a new tax on telecommunications, new gross income taxation for corporations and self-employed individuals, and a tax amnesty program;

     - repeal of fiscal incentives which are inefficient or redundant, or that are inconsistent with the rules of the World Trade Organization;

     - removal or transfer of employees of revenue-collection agencies which fail to meet performance standards;

     - upward adjustment of fees and charges generally; and

     - improvements in the management and control of Government-owned and controlled corporations.

     Also, the Government intends to restructure and reform the financial sector by:

     - strengthening the supervisory powers of the monetary authority;

     - institutionalizing corporate governance standards;

     - establishing credible credit information through domestic credit rating systems;

     - improving the regulation of credit cooperatives; and

     - professionalizing management of state pension funds.

  FORMATION OF THE NEW ARROYO ADMINISTRATION

     In August 2004, President Arroyo appointed the Cabinet members of her new administration. The new appointees include former representative Raul Gonzalez as Secretary of Justice and former Chief Presidential Legal Counsel Avelino Cruz Jr. as Secretary of Defense. Among the Cabinet members reappointed from President Arroyo's first administration are Secretary of Finance, Juanita Amatong, Budget Secretary, Emilia Boncodin, Trade Secretary, Cesar Purisima and Secretary of Socioeconomic Planning Romulo Neri.

  INTERNAL CONFLICT WITH REBEL GROUPS

     Peace negotiations between the Government and the Moro Islamic Liberation Front ("MILF"), which were originally planned for the first half of 2004, are expected to resume in September or October 2004 in Malaysia. An advanced survey party of a Malaysian-led international monitoring team is scheduled to arrive in the southern Philippines on September 10, 2004 to investigate the implementation of security measures related to the upcoming peace negotiations. The joint cease-fire declaration between the Government and the MILF which was signed on July 19, 2003 remains in effect.

     The Government and the National Democratic Front ("NDF") held a third round of peace negotiations in Oslo from June 22-24, 2004. The Government and the NDF have reaffirmed their intention to continue the peace process; however, a fourth round of peace talks originally planned for August 2004 has been postponed indefinitely by the NDF. The NDF has indicated it will not participate in further talks as long as it is designated a "terrorist organization" by the United States government. Fighting has continued between the NDF and Government forces, resulting in more than 100 casualties on each side during the first half of 2004.

RECENT ECONOMIC DEVELOPMENTS

  RECENT ECONOMIC INDICATORS

     The following table sets out the performance of certain of the Republic's principal economic indicators for the specified periods.

                                                                2002     2003    2004
                                                                -----    ----    ----
GDP growth (%)..............................................      4.3(1)  4.7     6.3(2)
GNP growth (%)..............................................      4.3(1)  5.6     6.1(2)
Inflation rate (%)..........................................      2.9     3.0     4.5(3)
Unemployment rate (%).......................................     11.4(4) 11.4(4) 13.7(5)
91-day T-bill rate (%)......................................      5.4     6.0     7.6(6)
External position
  Balance of payments ($ million)...........................      663     111    (379)(7)
  Trade-in-goods balance/GNP (%)............................      0.5     0.1    (2.8)(2)
     Export growth (%)......................................     10.0     1.4     7.7(8)
     Import growth (%)......................................      6.2     6.2     7.2(2)
  External debt ($ billion)(9)(10)..........................     53.6    57.4    56.7(11)(12)
  International reserves
     Gross ($ billion)(10)..................................     16.2    16.9    16.0(13)
     Net ($ billion)(10)....................................     12.8    13.9    13.8(13)
     Months of retained imports(10)(14).....................      4.7     4.7     4.4(13)
Domestic credit growth (%)..................................      4.8     4.8     7.3(2)

---------------

(1) GDP and GNP growth figures for 2001 and 2002 have recently been revised. See "GDP and Major Financial Indicators -- Periodic Revisions to Philippine National Accounts" in the accompanying prospectus.

(2) First half of 2004.

(3) Average for first eight months of 2004 based on the 1994 CPI basket.

(4) Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.

(5) In April 2004.

(6) For the month of July 2004.

(7) First quarter of 2004.

(8) First seven months of 2004.

(9) Includes Bangko Sentral obligations, public sector debt whether or not guaranteed by the Government and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures have been revised beginning 1990 to reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual ("BPM5").

(10) As of December 31 of the relevant year, unless otherwise indicated.

(11) As of March 31, 2004.

(12) Beginning in 2004, Bangko Sentral revised its accounting methodology to exclude resident-to-resident accounts.

(13) As of July 31, 2004.

(14) Number of months of average imports of merchandise goods and payments of services and income that can be financed by gross reserves.

  GNP/GDP

     For the first half of 2004, GNP grew by 6.1% and GDP grew by 6.3% compared to 5.6% and 4.5% growth in GNP and GDP, respectively, for the first half of 2003 (at constant 1985 prices).

  Agriculture, Fishery and Forestry

     The agriculture, fishery and forestry sector grew by 6.3% in the first half of 2004 compared to 2.5% in the first half of 2003. The main contributors to growth from agriculture were rice and palay production, due to an expansion in harvest area, increased use of high-yielding variety seeds and favorable weather conditions. The fishery subsector also was a main contributor due to improved aquaculture and higher demand for Philippine seaweed. The forestry subsector grew by 104.2% in the first half of 2004 compared to a 22.7% decline in the first half of 2003.

  Industry

     The industry sector grew by 5.6% in the first half of 2004, compared to 4.2% in the first half of 2003. The mining and quarrying subsector grew 11.3% in 2004, compared to 20.5% growth in the first half of 2003. The decline in the growth rate was attributed mainly to lower growth in gold and copper mining and crude oil production. Growth in the manufacturing subsector was 4.2% in the first half of 2004 compared to 4.9% in the first half of 2003. The slowdown in growth in the manufacturing sector was caused mainly by slower growth in the petroleum products and coal industries, even though growth accelerated for food, beverages, electric machinery and chemicals and chemical products. Construction grew by 11.6% in the first half of 2004 compared to a decline of 4.5% in the first half of 2003, reflecting increased growth in both private and public construction. The electricity and water subsector grew by 4.5% in the first half of 2004 compared to 3.0% in the first half of 2003 due to an increase in electric generation and sales to major customers and continued rehabilitation and expansion in water supply service areas.

  Services

     The services sector grew 6.9% in the first half of 2004, compared to 5.6% in the first half of 2003. The transportation, communication and storage subsector grew by 11.4% in the first half of 2004 compared to 8.5% in the first half of 2003 as mobile phone services were boosted by election-related services and became more available and affordable to a larger base of customers. Major contributors included air, land and water transport, due to an increase in passenger and cargo movement as a result of election-related activities and increased tourist arrivals. The trade subsector grew by 6.4% in the first half of 2004 compared to 5.5% in the first half of 2003 due to an increase in retail trade and an increase in wholesale trade in petroleum products, processed food and pharmaceutical products. The finance subsector grew by 7.9% in the first half of 2004 compared to growth of 7.1% in the first half of 2003 due to increased growth in the banking, non-banking services and insurance. The dwellings and real estate subsector grew by 4.2% in the first half of 2004 compared to 3.6% during the first half of 2003. Increased growth in this subsector was due to improved sales of high-end residential properties and income from rental and leasing operations. The private services subsector grew by 6.7% in the first half of 2004 compared to growth of 5.1% in the first half of 2003. Main contributors to growth were educational services, hotels and restaurants and recreational services. The government services subsector expanded by 2.5% in the first half of 2004, the same rate of growth as in the first half of 2003.

  Income from Abroad

     Net factor income from abroad, which is a component of GNP but not included in GDP, grew 3.2% for the first half of 2004 compared to 20.4% for the first half of 2003. The decreased growth reflected higher interest payments.

  INFLATION

     For the first eight months of 2004, inflation measured using the 1994 CPI basket averaged 4.5% and inflation measured using the 2000 CPI basket averaged 4.9%. Based on the 1994 CPI basket, inflation was 6.3% for the month of August 2004 compared to 6.0% in July 2004; based on the 2000 CPI basket, inflation was 6.8% for the month of August 2004 compared to 6.6% in July 2004. The increases in inflation rates from July 2004 to August 2004 can be traced largely to higher prices of fuel and transportation, higher commodity prices and supply disruptions due to unfavorable weather.

     In June 2004, the Producer's Price Index for the manufacturing sector increased 5.7% from a year earlier. The increase was attributed to increases in footwear and wearing apparel, basic metals, petroleum products, food manufacturing and non-metallic mineral products.

  EMPLOYMENT

     The unemployment rate increased to 13.7% in April 2004 from 12.2% in April 2003 as job growth failed to keep pace with growth in the labor force. Total employment increased by 1.1 million jobs from April 2003 to April 2004, while
1.9 million people entered the labor force. During this period the labor force participation rate rose from 67.1% to 68.9% of the population 15 years old and over. The unemployment rate for Metro Manila in April 2004 was 18.8%, the highest in the country.

  BALANCE OF PAYMENTS

     The Republic's balance of payments recorded a deficit of $379 million for the first three months of 2004, compared to the $510 million deficit in the first quarter of 2003. A surplus of $824 million in the current account, more than twice the surplus recorded for the first quarter of 2003, was offset by a deficit of $476 million in the capital and financial account and a deficit of $727 million in unclassified items. "Net unclassified items" comprise errors and omissions due to timing differences between inflows and outflows, double-counting and insufficient reporting of data.

  Current Account

     The current account recorded a surplus of $824 million in the first quarter of 2004, more than twice the $370 million surplus for the first quarter in 2003. The increase in the surplus was attributed to the smaller deficit in both the trade-in-goods and trade-in-services accounts and the increase in net income flows.

     Trade-in-goods. The deficit in the trade-in-goods account, as reported by Bangko Sentral, declined to $378 million in the first quarter of 2004 from $441 million in the first quarter of 2003, with exports expanding faster than imports. Exports of goods increased by 5.7% to reach $8.9 billion while imports of goods rose 4.7% to $9.3 billion. The rise in exports of goods was attributed mainly to the continued recovery in shipments of electronics and sustained sales of machinery and transport equipment, the country's leading exports. Other export commodities contributing to the growth in exports were non-metallic mineral manufactures, fruits and vegetables, sugar products and other agro-based products. Imports in the first quarter grew 4.7% due to higher shipments of electronics and machinery and transport equipment.

     In the first seven months of 2004, merchandise exports (as reported by the National Statistics Office) increased by 7.7% to $21.8 billion compared to $20.3 billion in the first seven months of 2003. This increase was primarily due to an 8.4% increase in exports of electronic products, which accounted for 66.7% of total exports for the first seven months of 2004.

     In the first six months of 2004, imports (as reported by the National Statistics Office) grew by 7.2% to $19.9 billion compared to $18.6 billion for the first six months of 2003. This increase resulted primarily from imports of electronics products, which grew by 6.3% to $8.9 billion in the first six months of 2004 compared to $8.4 billion for the first six months of 2003.

     Trade-in-services. The trade-in-services account reported a deficit of $143 million in the first quarter of 2004 compared to the $421 million deficit in the same period of 2003. The decreased deficit was largely attributed to higher receipts from travel and communication services. Net inflows from travel grew 123.5% from the first quarter of 2003 to the first quarter of 2004. New inflows from communication services grew to $121 million in the first quarter of 2004 from $33 million in the same period last year. Growth in communication services inflows was attributed to the entry of a major call center company into the Philippines.

     Income. The income account recorded a surplus of $1.2 billion in the first quarter of 2004, compared to a surplus of $1.1 billion in the first quarter of 2003. A 1.6% increase in deployment of both land-based and sea-based overseas Filipino workers ("OFWs") caused OFW remittances to increase by 4.2% year-on-year to $1.9 billion in the first quarter of 2004. Increases in OFW remittances more than offset the rise in interest payments on bonds and notes by the Government and private corporations.

     OFW remittances for the six-month period ending June 30, 2004 totalled US$4.0 billion, or a 2.6% increase from the amount for the six-month period ending June 30, 2003. The increase was largely attributed to the aggressive marketing efforts by domestic commercial banks to reach out to a greater number of OFWs and the growth in the deployment of OFWs, particularly in Kuwait, Saudi Arabia and United Arab Emirates.

  Capital and Financial Account

     The net outflow in the capital and financial account was $476 million in the first quarter of 2004, reflecting an increase of 30.4% from the net outflow of $365 million in the same period in 2003. The increased net outflow in the capital and financial account during the first quarter of 2004 was attributed to a significant decline in the portfolio investment account and a reversal in the direct investment account, which were tempered by a decrease in outflows in the other investment account.

     Direct Investments. The direct investment account recorded a net outflow of $36 million in the first quarter of 2004, a reversal of the $37 million net inflow in the first quarter of 2003. This was attributed mainly to the sale of a stake in a large food manufacturing company by a non-resident to a resident firm, which more than offset the increase in new placements in equity capital.

     Portfolio Investments. The portfolio investment account recorded net inflows of $7 million during the first three months of 2004 compared to the $417 million net inflow in the first quarter in 2003. The decrease in net inflows was attributed to bond repayments by private corporations, which offset increased non-resident investments in the equities market and debt issuances of the Government and government-owned-and-controlled corporations.

     Other Investments. The net outflow in the other investment account for the first quarter of 2004 was $443 million compared to $822 million in the first quarter of 2003. The decrease in outflows in the other investments account was due largely to the inflows from local banks' short-term foreign loans and inter-bank borrowings as well as short-term private-sector loans to pay for imports.

  INTERNATIONAL RESERVES

     Bangko Sentral's gross international reserves stood at $16.0 billion as of August 31, 2004, the same level as of July 31, 2004. Gross international reserves as of August 31, 2004 were adequate to cover 4.3 months of imports of goods and payments of services and income, and were equivalent to 2.2 times the Republic's short-term debt based on original maturity and 1.3 times based on residual maturity. From July 31, 2004 to August 31, 2004, an increase in reserves due to the Government's deposit of global bond issue proceeds was offset by the debt service requirements of the Government and Bangko Sentral.

     Bangko Sentral's net international reserves decreased to $13.8 billion as of July 31, 2004 from $13.9 billion as of June 30, 2004.

  PESO/US$ EXCHANGE RATE

     On September 8, 2004, the peso to US dollar exchange rate was P56.10 per US dollar, compared to P55.57 per US dollar as of December 30, 2003.

  PHILIPPINE SECURITIES MARKETS

     As of September 8, 2004, the Philippine Stock Exchange composite index closed at 1728.45, compared to a close of 1442.37 on December 30, 2003.

  MONEY SUPPLY

     The Republic's money supply (M3) as of July 31, 2004 was P1.71 trillion, reflecting year-on-year growth of 6.4%. The increase was attributed to an increase in net domestic assets caused mainly by growth in credits to the public and private sectors.

  BANKING SYSTEM NON-PERFORMING LOANS

     The commercial banking system's non-performing loan ratio (the "NPL ratio") increased to 13.8% at the end of June 2004 from 13.5% at the end of May 2004, a decrease from 15.2% as of end-June 2003. Commercial bank loans outstanding decreased 0.4% from end-May 2004 to end-June 2004 and 5.2% from end-June 2003 to end-June 2004. Although the total loan portfolio expanded from end-May 2004 to end-June 2004, the marginal increase in the NPL ratio was due to a reduction in interbank loans outpacing the decline in NPLs.

  SECURITIZATION ACT OF 2004

     In April 2004, Congress approved the Securitization Act of 2004 (the "Securitization Act"). The Securitization Act, together with other recent changes in the legal and regulatory environment in the Philippines, is aimed at providing a legal framework for securitization, creating a favorable market environment for a range of asset-backed securities and encouraging the development of a secondary market for these securities. The implementing rules and regulations of the Securitization Act have not yet been issued.

  REVENUES AND EXPENDITURES

     Overall, the Government's fiscal deficit stood at P80.1 billion for the first half of 2004, P0.5 billion higher than the target of P79.6 billion for the first half of 2004.

     Total Government revenues for the first half of 2004 were P343.3 billion, reflecting a 12.4% increase in revenues over the first half of 2003. Bureau of Internal Revenue ("BIR") collections in the first half of 2004 were P229.2 billion, a 9.6% increase from BIR collections in the same period for 2003. In spite of the increase in tax collections, the BIR collections fell short of their target by 2.4%.

     Bureau of Customs revenues were P60.6 billion in the first half of 2004, an increase of 14.2% from the same period of 2003, attributable mainly to peso depreciation against the dollar, increased imports of goods with higher tariff rates and administrative reforms. Remittances to the Bureau of the Treasury were P29.3 billion in the first half of 2004, an increase of 15.4% from the same period of 2003.

     Total governmental expenditures in the first half of 2004 were P423.4 billion, 10.0% more than in the first half of 2003. The increase in expenditures was attributable to increased interest payments, compensation adjustments for soldiers which took effect in January 2004, expenditures related to the May 2004 elections, larger payments for pensions and retirement benefits of policemen, and increased allocations to local government units and the Agrarian Reform Program.

     In August 2004, President Arroyo submitted to Congress a P907.6 billion budget for 2005, 5.3% higher than the 2004 budget of P861.6 billion. Based on the President's proposal, net of the internal revenue allotment and debt burden, the social services sector will receive 44.4% of the budget, followed by the economic sector with 23.7%, general public services, which include public order and safety with 22.0% of the budget and defense with 9.9%.

     The President's budget is based on macroeconomic targets for 2005 which include GDP growth between 5.3% and 6.3% and inflation between 4.0% and 5.0%. Revenues are projected to reach P758.5 billion, of which P677.7 billion, or 89.3%, will come from taxes while the remaining P80.8 billion will be derived from non-tax sources such as fees and charges, income and foreign grants. The budget deficit is projected to decrease from 4.2% of GDP in 2004 to 3.6% of GDP, or P184.5 billion, in 2005.

     In its current 2005 fiscal program, the Government has proposed net borrowing of P214.0 billion, reflecting a 6.3% decrease in net borrowing from the P228.6 billion forecast for 2004. The proposed net borrowing of P214.0 billion for 2005 would result from a decrease of P4.7 billion in external borrowings and an increase of P218.7 billion in domestic borrowings. The proposed 2005 fiscal program calls for P122.5 billion in gross external borrowing, or 21.9% of total gross borrowing, and P435.7 billion in gross domestic borrowing, or 78.1% of total gross borrowing. The Government also intends to pursue a policy of spreading out maturities in its debt profile. There can be no assurance that actual borrowings in 2005 will be the same as proposed in the current 2005 fiscal program or otherwise reflect currently proposed policies.

  EXTERNAL DEBT

     As of March 31, 2004, the Republic's outstanding external debt approved by or registered with Bangko Sentral was $56.7 billion, reflecting a decrease of $700 million from the $57.4 billion recorded as of December 31, 2003 but an increase of $1.2 billion from the $55.5 billion as of March 31, 2003. This decrease over the first quarter of 2004 was mainly due to a change in Bangko Sentral's accounting methodology to exclude resident-to-resident accounts from external debt.

     Applying the previously applied methodology, Bangko Sentral-approved external debt rose by $1.3 billion over the first quarter of 2004 due to additional borrowings and upward foreign exchange revaluation adjustments on third-country-currency denominated debt resulting from the continued depreciation of the US dollar against third-country currencies.

     As of December 31, 2003, the outstanding direct external debt of the Republic stood at $29.6 billion. Since December 31, 2003, the Government has incurred an aggregate of $1.47 billion and E350 million of direct external debt.

     Under the Electric Power Industry Reform Act of 2001, the Government is obligated to assume P200 billion of NPC's debt. In June 2004, the Government announced its intention to assume an additional P300 billion of debt of National Power Corporation ("NPC") as part of the ongoing privatization of the Philippine electric power industry. This would raise the total amount of debt of NPC to be assumed by the Government to P500 billion (approximately $8.9 billion as of September 8, 2004), but would not affect the consolidated public sector financial position.

  INCREASE IN ELECTRICITY RATES BY NATIONAL POWER CORPORATION

     On September 3, 2004, the Energy Regulatory Commission ("ERC") allowed National Power Corporation ("NPC") a provisional increase in electricity rates by an average of P0.98 per kilowatt-hour. NPC and Power Sector Assets and Liabilities Management Corporation ("PSALM") had filed an application with the ERC to increase electricity rates charged to its customers by an average of P1.87 per kilowatt-hour. The rate increase will become effective on September 26, 2004 and is expected to reduce NPC's annual losses by P30 billion.

                        DESCRIPTION OF THE GLOBAL BONDS

GENERAL

     The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as amended by a supplement to the fiscal agency agreement dated February 26, 2004 and supplemented by an additional supplement to be dated September 17, 2004, between the Republic and JPMorgan Chase Bank, as fiscal agent. The global bonds and the previously issued global bonds due 2025 referred to below constitute a single series. The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. The following statements are subject to the provisions of the fiscal agency agreement, the supplemental fiscal agency agreement and the global bonds. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-114312. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

     The global bonds will:

     - be a further issuance in an aggregate principal amount of $700,000,000, for a total issuance of $2,000,000,000;

     - bear interest at 10.625% per year from September 16, 2004;

     - mature at par on March 16, 2025;

     - pay interest on March 16 and September 16 of each year, commencing March 16, 2005; and

     - pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding March 1 or September 1 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

     The global bonds constitute a further issuance of, are fungible with and are consolidated and form a single series with, the 10.625% Global Bonds due 2025 issued by the Republic on March 16, 2000 in the amount of $1,000,000,000 and the 10.625% Global Bonds due 2025 issued by the Republic on October 23, 2003 in the amount of $300,000,000. Upon issuance, the global bonds will rank pari passu with the previously issued global bonds in all respects. The total principal amount of the previously issued global bonds and the global bonds now being issued is $2,000,000,000.

     The Republic has applied to the Luxembourg Stock Exchange for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditioned on obtaining the listing.

BOOK ENTRY

     The Republic will issue the global bonds in the form of fully registered global securities. The Republic will deposit the global securities with DTC and register the global securities in the name of Cede & Co. as DTC's nominee. Beneficial interests in the global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

     You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants' beneficial interests in a global security in their customers' securities accounts with the Clearing System Depositaries. The Clearing System Depositaries in turn will hold such interests in their customers' securities accounts with DTC.

CERTIFICATED SECURITIES

     In circumstances detailed in the accompanying prospectus (see "Description of the Securities -- Description of the Debt Securities -- Global Securities -- Registered Ownership of the Global Security"), the Republic could issue certificated securities. The Republic will only issue certificated securities in denominations of $1,000 and integral multiples of $1,000. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder's request for transfer, exchange or replacement.

REGISTRATION AND PAYMENTS

     The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are accepted for listing on the Luxembourg Stock Exchange and the rules of the exchange so require).

     The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

     - maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

     - ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

     - transmit to the Republic any notices from holders of any of the global bonds.

     If the global bonds are accepted for listing on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent which shall initially be J.P. Morgan Bank Luxembourg S.A. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through Euroclear and Clearstream, Luxembourg. Holders of certificated securities will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Luxembourg Stock Exchange, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

REDEMPTION AND SINKING FUND

     The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

FURTHER ISSUES

     For a description of the Republic's ability from time to time to issue further bonds which will form a single series with the global bonds, see "Description of the Securities -- Description of the Debt Securities -- Further Issues of Debt Securities" in the accompanying prospectus.

REGARDING THE FISCAL AGENT

     The fiscal agent has its principal corporate trust office at 4 New York Plaza, 15th Floor, New York, New York 10004. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that monies held by the fiscal agent as payment of principal, premium or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds.

     The fiscal agency agreement and the supplement to the fiscal agency agreement are not required to be qualified under the US Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement and the supplemental fiscal agency agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

NOTICES

     All notices will be mailed to the registered holders of the global bonds. If a depositary is the registered holder of the global bonds, each beneficial holder must rely on the procedures of the depositary and its participants to receive notice, subject to any statutory or regulatory requirements.

     In connection with the application to list the global bonds on the Luxembourg Stock Exchange, the Republic expects to undertake that so long as the global bonds are listed on the Luxembourg Stock Exchange, all notices also will be published in Luxembourg in the Luxembourg Wort. If the Republic cannot, for any reason, publish notice in the Luxembourg Wort, it expects to choose an appropriate alternate English language newspaper of general circulation in Luxembourg. Notice will be considered made as of the first date of its publication.

                        GLOBAL CLEARANCE AND SETTLEMENT

     The Depository Trust Company ("DTC"), Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to JPMorgan Chase Bank, a New York banking corporation, as depositary of the Euroclear System ("Euroclear"), and Citibank, N.A. as depositary for Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") (the "Clearing System Depositaries").

     Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

THE CLEARING SYSTEMS

     THE DEPOSITORY TRUST COMPANY.  DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17A of the US Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     EUROCLEAR AND CLEARSTREAM, LUXEMBOURG. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters for the global bonds or their affiliates may be participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

INITIAL SETTLEMENT

     If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

SECONDARY MARKET TRADING

     The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

     SETTLEMENT AMONG DTC PARTICIPANTS. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

     SETTLEMENT AMONG EUROCLEAR AND/OR CLEARSTREAM, LUXEMBOURG
PARTICIPANTS. Euroclear and Clearstream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

     SETTLEMENT BETWEEN A DTC SELLER AND A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG PURCHASER. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant's account and the securities will be credited to the depositary's account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant's account, and the participant will then credit the purchaser's account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant's account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant's overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream,

Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

     - borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system's customary procedures;

     - borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower's Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

     - staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

     SETTLEMENT BETWEEN A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG SELLER AND A DTC PURCHASER. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant's account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

                                    TAXATION

GENERAL

     The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

PHILIPPINE TAXATION

     The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term "non-Philippine holders" to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

     This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

     EFFECT OF HOLDING GLOBAL BONDS. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

     TAXATION OF INTEREST ON THE GLOBAL BONDS. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

     TAXATION OF CAPITAL GAINS. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of securities with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax.

     DOCUMENTARY STAMP TAXES. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax, at the rate of P1.00 for every P200, or fractional amount thereof, of the issue value, is payable upon the issuance of the global bonds and will be for the account of the Republic.

     ESTATE AND DONOR'S TAXES. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over P200,000.

     The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor's tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed P100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

     The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor's taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a "Reciprocating Jurisdiction"). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

UNITED STATES TAXATION

     The global bonds to be issued pursuant to this offering should form part of a "qualified reopening" and therefore, part of the issue by the Republic on March 16, 2000, of 10.625% Global Bonds due 2025 for US federal tax purposes.

     For a description of certain United States tax aspects of the global bonds, see "Taxation -- United States Tax Considerations" in the accompanying prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated September 8, 2004 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to the underwriters, namely Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. In the underwriting agreement, the Republic has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the Republic, global bonds in the principal amount of $700,000,000. Each of the underwriters, severally and not jointly, has agreed to purchase from the Republic, the principal amounts of the global bonds listed opposite its name below.

UNDERWRITERS                                                  PRINCIPAL AMOUNT
------------                                                  ----------------
Credit Suisse First Boston LLC..............................    $233,333,334
  Eleven Madison Avenue
  New York, New York 10010
  United States of America
Deutsche Bank Securities Inc. ..............................    $233,333,333
  60 Wall Street
  New York, New York 10005
  United States of America
J.P. Morgan Securities Inc. ................................    $233,333,333
  270 Park Avenue
  New York, New York 10017
  United States of America
                                                                ------------
     Total..................................................    $700,000,000
                                                                ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the global bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the global bonds may be terminated.

     The Republic has agreed to indemnify the underwriters against liabilities under the US Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

     The Republic estimates that its out-of-pocket expenses for this offering will be approximately $120,000. The underwriters have agreed to reimburse the Republic for certain of its expenses.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised the Republic that they propose to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

     In connection with this offering of the global bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time. The Republic has been advised by the underwriters that they intend to make a market in the global bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

     In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements (including this supplement) will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

UK SELLING RESTRICTIONS

     Each underwriter represents and agrees that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

HONG KONG SELLING RESTRICTIONS

     Each underwriter has represented and agreed that it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the global bonds, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder.

SINGAPORE SELLING RESTRICTIONS

     This prospectus supplement and the prospectus to which it relates have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the global bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement and the prospectus to which it relates or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such global bonds be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Sections 274 and 289 of the Securities and Futures Act (the "SFA"), (2) to a sophisticated investor (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

JAPAN SELLING RESTRICTIONS

     The global bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), and each underwriter has not and will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except in compliance with all the applicable laws and regulations of Japan. Pursuant to the Foreign Exchange and Foreign Trade Law of Japan, the Republic may be required to file a report in connection with the issuance or offering of global bonds in Japan or the issuance or offering outside Japan of global bonds denominated or payable in Yen with the Ministry of Finance of Japan (the "MOF") within a limited period of time after the issue of the global bonds. Each underwriter is required to provide any necessary information on sales of global bonds in Japan to the Republic (which shall not include the names of the purchasers thereof) so that the Republic may make such reports to the MOF.

REPUBLIC OF THE PHILIPPINES SELLING RESTRICTIONS

     The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and as such are not required to be registered under the provisions of the said Code before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

NETHERLANDS SELLING RESTRICTIONS

     The global bonds may not be offered, sold, transferred or delivered in the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, brokers, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises which trade or invest in securities in the conduct of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the conduct of their profession or trade may not participate in the offering, and the prospectus supplement and the accompanying prospectus may not be considered an offer or the prospect of an offer to participate in the offering.

REPUBLIC OF ITALY SELLING RESTRICTIONS

     No solicitations in connection with the global bond offering will be made in Italy by any party, including the underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds or the global bond offering will be distributed in Italy. No global bonds will be offered, sold or delivered in Italy.

SETTLEMENT AND DELIVERY

     The Republic expects that delivery of the global bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the seventh business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the global bonds initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

RELATIONSHIP OF UNDERWRITERS WITH THE REPUBLIC

     The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

                                 LEGAL MATTERS

     The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to US and New York State law by Allen & Overy. Certain matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, United States counsel for the underwriters, as to matters of US and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

                              GENERAL INFORMATION

     1. The global bonds have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The Common Code number is 010907888, the International Securities Identification Number is US718286AP29 and the CUSIP number is 718286AP2.

     2. The issue and sale of the global bonds was authorized by the Special Authority signed by the President of the Republic dated March 26, 2004 and the Special Authority signed by the President of the Republic dated September 6, 2004.

     3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the issue of the global bonds since April 15, 2004.

     4. Application has been made to list the global bonds on the Luxembourg Stock Exchange. Copies of the following documents will, so long as any global bonds are listed on the Luxembourg Stock Exchange, be available for inspection during usual business hours at the specified office of J.P. Morgan Bank Luxembourg S.A. in Luxembourg:

     - copies of the Registration Statement, which includes the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

     - the Special Authority signed by the President of the Republic dated March 26, 2004, the Special Authority signed by the President of the Republic dated September 6, 2004 and the resolution of the Monetary Board of Bangko Sentral adopted on September 2, 2004, authorizing the issue and sale of the global bonds.

     In addition, so long as the global bonds are outstanding or listed on the Luxembourg Stock Exchange, copies of the Philippines' economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, the fiscal agency agreement and the supplement to the fiscal agency agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent.

     5. J.P. Morgan Bank Luxembourg S.A. has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.

                                     ISSUER

                          REPUBLIC OF THE PHILIPPINES
                             Department of Finance
                            Office of the Secretary
                         Department of Finance Building
                                  BSP Complex
                                     Manila
                          Republic of the Philippines

               LEGAL ADVISORS TO THE REPUBLIC OF THE PHILIPPINES

               As to U.S. law:                             As to Philippine law:
                ALLEN & OVERY                              DEPARTMENT OF JUSTICE
      9th Floor, Three Exchange Square                      Padre Faura Street
                   Central                                        Malate
                  Hong Kong                                       Manila
                                                        Republic of the Philippines

             LEGAL ADVISORS TO THE DEALER MANAGERS AND UNDERWRITERS

               As to U.S. law:                             As to Philippine law:
     CLEARY, GOTTLIEB, STEEN & HAMILTON               ROMULO, MABANTA, BUENAVENTURA,
             Bank of China Tower                          SAYOC & DE LOS ANGELES
               One Garden Road                          30th Floor, Citibank Tower
                  Hong Kong                                 8741 Paseo De Roxas
                                                                Makati City
                                                        Republic of the Philippines
 FISCAL AGENT, REGISTRAR, TRANSFER AGENT AND             LUXEMBOURG LISTING AGENT
           PRINCIPAL PAYMENT AGENT
             JPMORGAN CHASE BANK                     J.P. MORGAN BANK LUXEMBOURG S.A.
              4 New York Plaza                                 5 Rue Plaetis
                 15th Floor                                  L-2338 Luxembourg
          New York, New York 10004                              Luxembourg
          United States of America

                      LUXEMBOURG PAYING AND TRANSFER AGENT

                        J.P. MORGAN BANK LUXEMBOURG S.A.
                                 5 Rue Plaetis
                               L-2338 Luxembourg
                                   Luxembourg

                       [REPUBLIC OF THE PHILIPPINES LOGO]